EXHIBIT 99.1

Hydro to demerge Agri

The Board of Directors of Norsk Hydro ASA today decided to recommend to Hydro's shareholders that Hydro demerge its fertilizer business. Upon completion of the demerger, each Hydro shareholder will receive one share in the new publicly traded company for each share held in Hydro. The new company's shares to be distributed to Hydro's shareholders will constitute 80 percent of the total number of shares outstanding upon completion of the demerger. Hydro will hold the remaining 20 percent of the shares, which Hydro plans to sell in an offering at the time of the demerger, subject to market conditions.

The Board also approved a plan to modernize Hydro's visual identity, including its logo, as part of a new brand strategy for the group. The rights to the "Viking ship" will be transferred to Agri for use in its new logo and marketing. Agri, which has been registered temporarily as AgriHold ASA, will change its name prior to the demerger.

The demerger is subject to approval by an extraordinary general meeting of Hydro scheduled for January 15, 2004.

The chosen transaction structure is believed to best position Agri in the capital markets and enable the new company to take an active part in the further development of the fertilizer industry.

The decision to establish Agri as a separate, listed company follows a comprehensive review of Hydro's corporate portfolio concluded in June 2003. The listing of the new Agri company on the Oslo Stock Exchange is planned for March 25, 2004, and the company will be headquartered in Oslo. The head of the listed company will be Thorleif Enger, who has led Agri through its successful turnaround.

"Agri is the world's largest fertilizer business and is well positioned for further profitable growth. As a separate company, Agri will have direct access to the capital markets , providing better opportunities for value creation ," said Eivind Reiten, President and CEO of Hydro. " Hydro will focus its financial and management resources to the opportunities for further development in the Oil & Energy and Aluminium business areas," Reiten said.

Hydro will give its annual operational and strategic update to the financial market on its Capital Markets Day on December 11, 2003, where Hydro's new visual identity and logo also will be presented for the first time.

Capital Markets Days for Agri will take place on December 3-5, 2003, in Oslo, London and New York respectively.

Hydro has considered various transaction structures for the separation of Agri. The chosen structure of a demerger allows for a transfer of most of Agri's value directly to Hydro's shareholders. Hydro's offering of the remaining 20 percent of Agri's shares will contribute to effectively position the new company in the capital markets.

Key financial figures for the first nine months of 2003 are:

 -- Operating revenues for Agri for the period were NOK 27,891 million, or approximately 22 percent of Hydro's total operating revenues. Agri's operating income was NOK 1,829 million with
    EBITDA of NOK 3,240 million, representing approximately 11 percent of Hydro's total operating income and EBITDA for the first nine months of the year.

 -- Net income for Agri for the first nine months of 2003 was
    NOK 1,265 million, which is approximately 18 percent of
    Hydro's net income for the period.

In order to contribute to Agri's financial flexibility and allow for the establishment of share-based compensation systems, Hydro's Board has proposed that Agri's Board be authorized to issue up to 15 million new Agri Shares.

A demerger agreement between Hydro and AgriHold regulates the split of rights, assets and liabilities between the two companies. Hydro's share capital will be split in the ratio of 91.5 percent/8.5 percent between Hydro and Agri, based on estimated fair market values and the proposed allocation of net interest-bearing debt and pension liabilities. The split ratio is based on a level of net interest-bearing debt of NOK 10.5 billion as of October 1, 2003. As NOK 2 billion was contributed in cash by Hydro at the formation of AgriHold, the net interest-bearing debt for AgriHold as of the same date is NOK 8.5 billion.

The current Hydro Board of Directors will constitute the Board of Agri until the demerger is completed.

Timetable

             Event                                        Date

 Demerger information memorandum published            December 1, 2003
 Agri Capital Markets Days                            December 3-5, 2003
 Hydro Capital Markets Day                            December 11, 2003
 Hydro extraordinary general meeting                  January 15, 2004
 Last trading date for Hydro Shares including
    AgriHold expecte                                  March 24, 2004
 Separate listing of Hydro Shares and AgriHold
    Shares expected                                   March 25, 2004

The AgriHold shares that Hydro intends to offer in connection with the demerger will not be registered under the U.S. Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

 Contact:      Cecilie Ditlev-Simonsen           Peik Norenberg
 Telephone     (+47) 22 53 20 97                 (+47) 22 53 34 40
 Cellular:     (+47) 41 55 92 50                 (+47) 91 76 15 56
 E-mail:       Cecilie.Ditlev-Simonsen@hydro.com  Peik.Norenberg@hydro.com

 Norsk Hydro ASA
 Bygdoy alle 2
 N-0240 Oslo
 Norway
 Telephone: (+47) 22 53 81 00
 Fax: (+47) 22 53 27 25
 www.hydro.com